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                                                                     12b-25.1

                  FORM 12b-25. - NOTIFICATION OF LATE FILING

                                 FORM 12b-25

                                                SEC FILE NUMBER 1-11592
                                                CUSIP NUMBER 420781-10-6

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

(Check One):  [x] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
              [ ] Form N-SAR

For Period Ended: January 31, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSIONS HAS
                     VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Annual Report on Form 11-K with respect to the Company's Retirement Savings Plan for the year ended December 31, 1997
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PART I - REGISTRANT INFORMATION

Hayes Lemmerz International, Inc.
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Full Name of Registrant:

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Former Name if Applicable

38481 Huron River Drive
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Address of Principal Executive Office (Street and Number)

Romulus, Michigan  48174
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City, State and Zip Code


PART II - RULES 12(b)-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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12b-25.2                                                                  FORMS
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        (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
[X] the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

The Annual Report on Form 10-K/A could not be timely filed because certain information required to be received from the trustee of the Retirement Savings Plan in order for the Registrant's accountants to complete the financial statements for the Plan was not timely received.

PART IV--OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

     Patrick Carey           734                 942-8031
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        (Name)            (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
     is no, identify report(s).                     [X]  Yes     [ ]  No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
     thereof?                                       [ ] Yes     [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                      HAYES LEMMERZ INTERNATIONAL, INC.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 26, 1998
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By  /s/ William D. Shovers
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    William D. Shovers,
    Vice-President - Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                        [PEAT MARWICK LLP LETTERHEAD]





June 26, 1998


Benefit Plan Administrator
Hayes Lemmerz International, Inc.
3848 Huron River Drive
Romulus, Michigan  48174



        RE:     Hayes International, Inc. Retirement Savings Plan



Dear Sirs:

We are writing to inform you that we are unable to complete our examination and opine on the above referenced benefit plan by June 29, 1998. We have been unable to complete our examination due to the unavailability of certain investment information required for inclusion in the plan financial statements which is to be provided by the Plans' trustees.

Very truly yours,

KPMG Peat Marwick LLP

Elizabeth Meter
Elizabeth W. Meter
Partner